UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 29, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 29 July 2025 entitled ‘Result of AGM’.

29 July 2025

Results of Annual General Meeting

The Annual General Meeting of Vodafone Group Plc (the "Company") was held at The Pavilion, Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN on Tuesday, 29 July 2025 at 10.00 am.

Resolutions 1 to 19 (inclusive) and 23 were passed as Ordinary Resolutions. Resolutions 20 to 22 (inclusive) and 24 were passed as Special Resolutions.

The results of the poll on all 24 resolutions were as follows:

	Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For	For (% of shares voted)	Against	Against (% of shares voted)	Votes withheld
1.	To receive the Company's accounts, the strategic report and reports of the Directors and the auditor for the year ended 31 March 2025.	15,590,677,420	64.25%	15,582,941,390	99.95	7,736,030	0.05	35,462,473
2.	To re-elect Jean-François van Boxmeer as a Director.	15,600,973,948	64.29%	15,158,904,071	97.17	442,069,877	2.83	25,165,942
3.	To re-elect Margherita Della Valle as a Director.	15,601,961,793	64.29%	15,514,530,882	99.44	87,430,911	0.56	24,172,752
4.	To re-elect Luka Mucic as a Director.	15,592,208,669	64.25%	15,485,859,951	99.32	106,348,718	0.68	33,931,224
5.	To re-elect Stephen A. Carter CBE as a Director.	15,598,889,519	64.28%	14,180,678,775	90.91	1,418,210,744	9.09	27,249,173
6.	To re-elect Michel Demaré as a Director.	15,598,376,883	64.28%	15,514,983,523	99.47	83,393,360	0.53	27,763,010
7.	To elect Simon Dingemans as a Director.	15,597,183,761	64.28%	15,526,575,866	99.55	70,607,895	0.45	28,956,132
8.	To re-elect Hatem Dowidar as a Director.	15,597,712,212	64.28%	14,454,850,780	92.67	1,142,861,432	7.33	28,427,679
9.	To re-elect Delphine Ernotte Cunci as a Director.	15,597,989,363	64.28%	15,193,999,198	97.41	403,990,165	2.59	28,150,527
10.	To re-elect Deborah Kerr as a Director.	15,598,998,927	64.28%	15,518,566,240	99.48	80,432,687	0.52	27,116,144
11.	To re-elect Maria Amparo Moraleda Martinez as a Director.	15,598,212,538	64.28%	15,359,078,742	98.47	239,133,796	1.53	27,923,622
12.	To elect Anne-Françoise Nesmes as a Director.	15,598,126,039	64.28%	15,525,650,847	99.54	72,475,192	0.46	28,010,121
13.	To re-elect Christine Ramon as a Director.	15,598,494,418	64.28%	15,518,684,217	99.49	79,810,201	0.51	27,644,424
14.	To re-elect Simon Segars as a Director.	15,597,856,500	64.28%	15,194,832,519	97.42	403,023,981	2.58	28,248,777
15.	To declare a final dividend of 2.25 eurocents per ordinary share for the year ended 31 March 2025	15,606,037,152	64.31%	15,592,016,183	99.91	14,020,969	0.09	20,106,412
16.	To approve the Annual Report on Remuneration contained in the Remuneration Report of the Board for the year ended 31 March 2025 (the 'Annual Report on Remuneration').	15,600,389,417	64.29%	15,234,527,578	97.65	365,861,839	2.35	25,749,044
17.	To re-appoint Ernst & Young LLP as the Company's auditor until the end of the next general meeting at which accounts are laid before the Company.	15,531,114,778	64.00%	15,484,549,339	99.70	46,565,439	0.30	95,019,655
18.	To authorise the Audit and Risk Committee to determine the remuneration of the auditor.	15,603,247,130	64.30%	15,555,784,954	99.70	47,462,176	0.30	22,882,688
19.	To authorise the Directors to allot shares	15,593,286,977	64.26%	14,769,816,884	94.72	823,470,093	5.28	32,845,851
20.*	To authorise the Directors to dis-apply pre-emption rights.	15,526,622,974	63.98%	15,331,931,793	98.75	194,691,181	1.25	99,505,507
21.*	To authorise the Directors to dis-apply pre-emption rights up to a further 5 per cent for the purposes of financing an acquisition or other capital investment.	15,541,633,342	64.05%	15,127,273,842	97.33	414,359,500	2.67	84,499,466
22.*	To authorise the Company to purchase its own shares.	15,588,803,908	64.24%	15,073,343,307	96.69	515,460,601	3.31	37,330,535
23.	To authorise political donations and expenditure.	15,526,715,140	63.98%	15,363,535,916	98.95	163,179,224	1.05	99,417,957
24.*	To authorise the Company to call general meetings (other than AGMs) on a minimum of 14 clear days' notice.	15,589,133,335	64.24%	14,871,534,593	95.40	717,598,742	4.60	37,001,108
* Special resolution

The number of Ordinary Shares in issue on 25 July 2025 (excluding shares held in Treasury) was 24,266,298,351.  Shareholders are entitled to one vote per share. A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

In accordance with UK Listing Rule 6.4.2, a copy of the Resolutions, passed as Special Business at the Annual General Meeting, have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

David Nish did not stand for re-election as a Director and retired from the Board with effect from the conclusion of the AGM. In accordance with section 430(2B) of the Companies Act 2006, the Company confirms that David Nish will receive payment of fees for service whilst a Director, but no other remuneration payment or payment for loss of office will be made in connection with his departure.

Following conclusion of the Annual General Meeting, Simon Segars is appointed as Senior Independent Director and the composition of the Board Committees are as follows:

Audit and Risk Committee	Nominations and Governance Committee	Remuneration Committee	ESG Committee	Technology Committee
Simon Dingemans (Chair) Michel Demaré Deborah Kerr Anne-Françoise Nesmes Christine Ramon	Jean-François van Boxmeer (Chair) Stephen A. Carter CBE Hatem Dowidar Delphine Ernotte Cunci Simon Segars	Amparo Moraleda (Chair) Michel Demaré Simon Dingemans Christine Ramon	Amparo Moraleda (Chair) Jean-François van Boxmeer Anne-Françoise Nesmes Simon Segars	Simon Segars (Chair) Stephen A. Carter CBE Delphine Ernotte Cunci Deborah Kerr

ENDS

About Vodafone
Vodafone is a leading European and African telecoms company.

We serve over 340 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. Our undersea cables transport around a sixth of the world's internet traffic, and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 215 million IoT connections, and we provide financial services to around 88 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 29, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary